

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2015

Via Email
Benjamin W. Hulburt
Chief Executive Officer
Eclipse Resources Corporation
2121 Old Gatesburg Road, Suite 110
State College, PA 16803

> **Re: Eclipse Resources Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 9, 2015**
> **File No. 001-36511**

Dear Mr. Hulburt:

　　We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　/s/ Ethan Horowitz

　　　　　　　　　　　　　　Ethan Horowitz
　　　　　　　　　　　　　　Branch Chief